May 26, 2010

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-7010

Re:	Your letter dated 5/12/10 regarding Ball Corporation’s
Form 10-K for the Fiscal Year Ended December 31, 2009, Filed February 25, 2010
Definitive Proxy on Schedule 14A, Amended as Filed March 25, 2010
File No. 001-7349

Dear Mr. O’Brien:

We understand that the purpose of your review process is to assist us in complying with the applicable disclosure requirements and enhancing the overall disclosures in the filings we make with the Commission and pursuant to your request we acknowledge that:

●	We are responsible for the adequacy and accuracy of the disclosures in our filings;
●
United States Securities and Exchange Commission staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

●	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2009

Results of Operations, page 21

Comment #1 – Throughout your discussion of results of operations, you refer to your efforts to improve margins and changes in sales as a result of “better commercial terms.” It is not clear whether you are referring to pricing, payment terms, or some other commercial terms. We also note disclosures that the majority of your customer contracts are long-term. If you have already agreed to certain commercial terms under long-term contracts, it is unclear what steps you can take to improve those terms on a short-term basis. Please elaborate to provide more context to this discussion so that investors will better understand what commercial terms have impacted your results in the past, what improvements you are seeking and with whom, and how improved terms may be likely to impact your results going forward.

Ball Corporation
May 26, 2010

Our disclosures use the term “commercial terms” to mean any negotiated term in either our supply or sales contracts. Our long-term contracts are renegotiated and expire at various times, which gives us many opportunities over time to improve specific terms in expiring contracts based on the current market environment. In the past, we may have not been able to achieve the most advantageous terms resulting in a potentially negative impact to our margins through the changes to revenues and/or cost of goods sold, as well as payment and/or collection terms. In the future, when we successfully negotiate more favorable contract terms, our margins and/or cash flow performance will improve and should reflect less volatility.

Note 22. Quarterly Results of Operations, page 78

Comment #2 – The results for 2009 include an out of period adjustment of $15.9 million made in the fourth quarter of fiscal 2009 to correct an error related to inventory valuation in the metal beverage packaging segment. Please tell us the nature of this error and what led to it, including an explanation of why the inventory was not properly valued and how it was discovered. Please provide us with the SAB 99 materiality analysis for the periods impacted that supported your conclusion a restatement was not appropriate. It appears the adjustment would have had a 17% impact on pretax earnings in fourth quarter 2008, a 13% impact on pretax earnings in fourth quarter 2009, and a 9% impact on pretax earnings in the second quarter 2009. Additionally, please expand the disclosure in future filings to describe the cause of the error. Provide us with an example of the disclosure you intend to include in future filings.

Before the issuance of the 2009 annual financial statements, Ball management became aware of an out-of-period adjustment that affected the valuation of inventory. At that time we reviewed the materiality of the adjustment to ensure that it did not result in a restatement of previously issued financial statements. Upon completion of our detailed analysis of the adjustments, we concluded that the adjustments were neither qualitatively nor quantitatively material to the quarterly or annual financial statements. This conclusion was based on various factors that are outlined in greater detail in the SAB 99 memo that will be confidentially furnished to you. Additionally, we presented the conclusions reached in our SAB 99 memo to the company’s audit committee, and they concurred with our position.

Detailed below is the revised disclosure that will be presented in the next quarterly Form 10-Q filing (the second quarter of 2010). A similar disclosure will be included in the third quarter Form 10-Q, the Form 10-K for the year ended December 31, 2010, and any other future filings in which 2009 financial statements are presented.

Disclosure in Future Filings:

In the fourth quarter of 2009, the company identified that ending inventory was not properly valued in its metal beverage packaging, Americas and Asia, segment. An adjustment was required in the normal inventory review process to properly value ending inventory, and an evaluation of the inventory valuation process was performed. This evaluation indicated that under the historic method used to value inventory in this segment, including determining appropriate deferred variances, the quarterly estimates of the deferred pricing variances did not adequately consider the impact of extreme price volatility and inventory turnover in ending inventories. As a result, a cumulative $15.9 million pretax out-of-period adjustment was recorded in cost of sales in the fourth quarter of 2009, which should have impacted the prior three quarters of 2009 and the fourth quarter of 2008. Had the inventory been valued under the revised method, pretax earnings in the second quarter of 2009 would have been lower by $13.9 million

Ball Corporation
May 26, 2010

($8.5 million after tax and $0.09 per diluted share) and year-to-date pretax earnings would have been lower by $16.1 million ($9.8 million after tax and $0.10 per diluted share). Management has assessed the impact of these adjustments and does not believe these amounts are quantitatively or qualitatively material, individually or in the aggregate, to any previously issued financial statements or to the full-year results of operations for 2009.

Exhibits

Comment #3 – We note disclosures throughout your document that you sell a majority of your products to relatively few customers and that you purchase raw materials from relatively few suppliers. If your business is substantially dependent upon contracts with any of these customers or suppliers, please tell us what consideration you have given to filing them as exhibits to the registration statement.

We have given due consideration to this issue in the past and will continue to do so on an ongoing basis. To date, we have concluded that our business is not substantially dependent on any single contract with a customer or a supplier and, accordingly, no such contract is required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. For example, in the year ended December 31, 2009, no single customer contract represented 10 percent or more of our total consolidated sales. In addition, while we currently purchase our raw materials from relatively few suppliers, such raw materials are available from other independent suppliers (on substantially similar terms) from whom we could seek to obtain some or all of our raw materials in the event our supply from any current supplier was disrupted or terminated. We believe any termination or disruption in a single supply contract would cause only a temporary disruption, if any, in our supply of raw materials and would not have a material adverse impact on our business or results of operations.

Exhibit 31

Comment #4 – In future filing, please modify paragraph 4(d) of the certification to insert, after “most recent fiscal quarter,” the parenthetical “(the registrant’s fourth quarter in the case of an annual report).”

Beginning with our second quarter 2010 Form 10-Q, we will include the additional wording in Exhibit 31.

Definitive Proxy on Schedule 14A, as Amended

Process for Determining Executive Compensation, page 18

Comment #5 – Describe the other services that were performed by Towers Perrin in 2009 for the company for which they received $1,290,343 as disclosed in the second paragraph. Please discuss the circumstances which led to the decision to engage the compensation consultants for these services, and clarify whether management, the board or the Human Resources Committee made, recommended or approved the decision to engage Towers Perrin to provide these services. We note your disclosure that the fees for the other services were approved by management.

Towers Perrin provides health and welfare plan strategy, design and actuarial services to Ball Corporation. The decision to engage Towers Perrin for such services is determined by the executive

Ball Corporation
May 26, 2010

overseeing the benefits organization and approved by the Executive Vice President, Administration. These services, in the amount of $1,290,343, were reported on page 18 of the Definitive Proxy on Schedule 14A. In 2005, upon the retirement of the predecessor executive compensation consultant, the Human Resources Committee of the Board (the Committee) engaged in a selection process to replace the retiring executive compensation consultant. The Committee interviewed several candidates and selected Eric Marquardt of Towers Perrin for the position. Mr. Marquardt is retained by and reports directly to the Committee. He has provided executive compensation services to the Committee since that time and has no role in the delivery of the health and welfare services described above.

Annual Incentives, page 21

Comment #6 – In future filings, please elaborate on what percentage of each named executive officer’s annual base salary equals his target annual incentive compensation. We note your disclosure that payout at 100% of target annual incentive compensation is achieved when actual EVA is equal to the target EVA. We also note that the percentage of annual base salary that is targeted each year is at approximately the 50th percentile of the competitive market. Please also elaborate on how the actual amount of payments ranges from 0 to 200% of the target opportunity; for example, are there specific thresholds below and above the target EVA which if met, result in a lower or higher (but specific) percentage of base salary being paid as incentive? Please also explain when a named executive officer would earn over 200% of salary as an annual incentive. In your supplemental response, please show us what your disclosure would have looked like with respect to 2009.

We have taken into account your comments above and would revise our 2009 disclosure as follows to address them. The additional language we would incorporate has been highlighted in bold italics.

Revised 2009 Disclosure

This element is a short-term annual cash incentive designed to produce sustained shareholder value improvement by establishing a direct link between economic value added and incentive compensation. Economic value added is computed by subtracting a charge for the use of invested capital from net operating profit after-tax. The Corporation’s and/or operating unit’s economic value added financial performance determines the amount, if any, of awards earned under the Annual Incentive Compensation Plan. Such awards are based on actual economic value added performance relative to the established economic value added target. For any one year, the economic value added target is equal to the sum of the prior year’s target economic value added and one-half the amount of the prior year’s economic value added gain or shortfall relative to the prior year’s economic value added target and may be calculated as follows:

Current year’s economic value added target	=	Prior year’s economic value added target	+	½	Prior year’s actual economic value added	–	Prior year’s economic value added target

Improvement in economic value added occurs when the amount of net operating profit after-tax less a charge for capital employed in the business increases over time. It establishes a direct link between annual

Ball Corporation
May 26, 2010

incentive compensation and continuous improvement of return on invested capital relative to a 9 percent “hurdle rate.” The Corporation has established 9 percent as the “hurdle rate” when evaluating capital expenditures and strategic initiatives in most regions in which we do business. This “hurdle rate” is above the Corporation’s true cost of capital. Targets are established annually for each operating unit and for the Corporation as a whole based on prior performance. The Plan design motivates continuous improvement in order to achieve payouts at or above target over time.

For a given year, a payout at 100 percent of target annual incentive compensation is achieved when actual economic value added is equal to the economic value added target. Actual annual incentive payments each year can range from 0 to 200 percent of the target incentive opportunity based on corporate performance and/or the performance of the operating unit over which the executive has responsibility. For the Corporation’s consolidated plan, a payout of zero is realized when actual economic value added is $92 million less than target economic value added. A payout of 200% is achieved when actual economic valued added is $46 million in excess of target economic value added.  A payout greater than 200% may be achieved if actual economic value added is more than $46 million higher than target economic value added; however, any amounts over 200 percent of target are banked and remain at risk until paid. The cumulative bank balance is paid over time in one-third increments based on corporate and/or operating unit performance.

The award earned for 2009 under the Annual Incentive Compensation Plan for the Corporation as a whole was slightly above target. Economic value added was selected as the measure for Ball’s Annual Incentive Compensation Plan because it has been demonstrated to correlate management’s incentive with total shareholder return.

This short-term incentive opportunity is established each year as a percentage of an executive’s annual base salary and is targeted at approximately the 50th percentile of the competitive market with the opportunity to earn more for above-target performance or less for below-target performance. For 2009, the target incentive opportunities for the CEO, CFO and the other NEOs are as follows:

Name	Target Annual Incentive Percent
R. David Hoover	110%
Raymond J. Seabrook	70%
John R. Friedery	65%
David A. Westerlund	70%
John A. Hayes	75%

Ball Corporation
May 26, 2010

~~Actual annual incentive payments each year can range from 0 to 200 percent of the target opportunity based on corporate performance and/or the performance of the operating unit over hich the executive has responsibility. Any amounts over 200 percent of target are banked and remain at risk. The balance may bepaid over time in one third increments based on corporate and/or operating unit performance.~~

Certain executives including the CEO, CFO and the other NEOs may elect to defer the payment of all or a portion of their annual incentive compensation into the 2005 Deferred Compensation Plan and/or the 2005 Deferred Compensation Company Stock Plan. The executive becomes a general unsecured creditor of the Corporation with respect to amounts deferred. Amounts deferred to the 2005 Deferred Compensation Plan, or its successor, are notionally “invested” among various investment funds available under the applicable Plan. A participant’s amounts are not actually invested in the investment funds for their account, but the return on the participant’s account is determined as if the amounts were invested in those funds. Amounts deferred into the 2005 Deferred Compensation Company Stock Plan receive a 20 percent Corporation match with a maximum match of $20,000 per year. Amounts deferred into this Plan will be represented in the participant’s account as stock units, with each unit having a value equivalent to one share of Ball Corporation Common Stock. Participants may later reallocate a prescribed number of units to other notional investment funds, comparable to those described above, subject to specified time constraints.

Annual incentives to the CEO, CFO and the other NEOs are paid consistent with the terms of the Ball Corporation Stock and Cash Incentive Plan and the Ball Corporation Annual Incentive Compensation Plan, which are administered by the Committee. The Plans are intended to meet the deductibility requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (“Code”) as performance-based pay, resulting in amounts paid being tax deductible to the Corporation.

Performance-Based Cash Awards, page 23

Comment #7 – In future filings, please elaborate on how you determine the actual amount of the award paid to each named executive officer based on the measures you have described here. Specifically discuss any targets for the two performance measures that must be reached in order to pay out these awards at any level. Then discuss the amount of the award that corresponds to the various level(s) of achievement of these targets. Please show us what your disclosure would have looked like with respect to 2009 in your supplemental response. Please provide similar disclosures with respect to the discussion under “Equity-Based Awards” beginning on page 23.

We have taken into account your comments above and would revise our 2009 disclosure as follows to address them. The changes we would incorporate have been highlighted in bold italics.

Revised 2009 Disclosure

Long-Term Incentives

This element of compensation is designed to provide ownership and cash opportunities to promote the achievement of longer term financial performance goals and enhanced total shareholder returns. The Corporation’s long-term incentive opportunity is generally provided through a combination of equity and cash awards, which the Committee believes best achieves the compensation principles for the program.

Ball Corporation
May 26, 2010

Long-term incentives are provided pursuant to the 2005 Stock and Cash Incentive Plan, which was approved by the Corporation’s shareholders in April 2005. This Plan permits grants of cash awards, stock options, stock appreciation rights or stock awards (e.g., shares, restricted stock and restricted stock units).

In 2009, Ball delivered approximately 18 percent of the target long-term incentive through performance-based cash awards and approximately 82 percent through performance-based equity awards. This award mix was set to achieve the objectives described above, while viewed in light of market practices and cost implications. The total amount of long-term incentives, based on the grant date expected value, was established in relation to the 50th percentile of the competitive market as well as individual performance and the Corporation’s financial and operating performance.

Performance-Based Cash Awards – Ball’s performance-based long-term cash incentive award is intended to focus executives on the achievement of multiyear performance goals that will enhance shareholder value. The Corporation’s total shareholder return and return on average invested capital (“ROAIC”) are considered in determining the amount, if any, of awards earned under the Corporation’s Long-Term Cash Incentive Plan (“LTCIP”). Performance is generally measured on a cumulative basis over a three-year performance period. Awards pursuant to the LTCIP are generally made on an annual basis such that three performance periods overlap. Any actual award earned is paid at the end of the three-year performance period.

The 2007 through 2009, 2008 through 2010, and 2009 through 2011 performance periods provide executives the opportunity to earn awards based on a combination of two performance measures. One-half of the award is based on the Corporation’s three-year total shareholder return as measured against the total shareholder returns of a group of companies in the S&P 500 not including companies in the S&P 500 Index that are classified as being part of the Financials or Utilities industry sectors or the Transportation industry group. Companies added to the S&P 500 during the performance period are also excluded. Total shareholder return is measured by comparing the average daily closing price and dividends of the Corporation in the third year of the performance cycle with the average daily closing price and dividends prior to the start of the performance cycle relative to the distribution of the equivalent total shareholder returns during the performance cycle of the group of companies as described above. The target performance requirement for the total shareholder returns measure is the 50th percentile of the S&P group described above. The other half of the award is based on ROAIC performance over the three-year period. ROAIC is calculated by dividing the average of the Corporation’s net operating profit after-tax over the relevant performance period by its average invested capital over such period. The target performance requirement for the ROAIC measure is 9 percent, which is above the Corporation’s estimated weighted average cost of capital. The target, minimum and maximum performance requirements are as follows:

Performance Measure	Minimum	Target	Maximum
Total Shareholder Return	37.5th percentile	50th percentile	75th percentile
ROAIC	7%	9%	11%

For each measure, minimum performance results in a zero payout factor, target performance results in a 100% payout factor and maximum performance results in a 200% payout factor for the respective one-half of the award. Performance between minimum, target and maximum is prorated to determine the payout factor.

Ball Corporation
May 26, 2010

The incentive opportunity is established as a percentage of the executive’s average base salary plus target annual incentive over the three-year performance period. For the 2009 through 2011 performance period, the incentive opportunities for the CEO, CFO and the other NEOs were as follows:

Name	Incentive Percentage
R. David Hoover	40%
Raymond J. Seabrook	25%
John R. Friedery	25%
David A. Westerlund	25%
John A. Hayes	25%

The executive’s award for any given performance cycle is calculated as follows:

LTCIP Payment	=	Executive’s avg base salary plus target annual inventive for 3 year period	X	Executive’s Incentive Percentage	X	50% x TSR payout factor	+	50% x ROAIC payout factor

Actual payments at the end of the performance period can range from 0 to 200 percent of the target opportunity based on actual performance relative to the established performance measures described above. As a result of the Corporation’s actual performance for the 2007 through 2009 performance period, cash payouts (made in early 2010) for the CEO, CFO and the other NEOs in the plan were 196 percent of the target opportunities and are reported in the Summary Compensation Table. The potential award value of the 2009 through 2011 performance period, which was awarded to the NEOs in 2009, is reported in the Grants of Plan-Based Awards Table.

In conjunction with the 2009 acquisition of certain manufacturing operations from Anheuser-Busch InBev, the Corporation implemented an Acquisition-Related Special Incentive Plan designed to motivate participating employees to successfully integrate the acquisition into the Corporation. Payouts under this Plan are based on cumulative earnings before interest and taxes and cumulative cash flow over a 39-month period, with awards, if any, made at 15 months, 27 months and 39 months. Minimum, target and maximum values have been established for each performance measure; however, due to the competitive sensitive nature of such financial metrics, these values have been excluded. A payout at or near target is the most likely outcome . This incentive opportunity is established as a percentage of an executive’s average base salary over the 39-month performance period and is provided below for each NEO.

Name	Incentive Percentage
R. David Hoover	40%
Raymond J. Seabrook	40%
John R. Friedery	0%
David A. Westerlund	40%
John A. Hayes	40%

Ball Corporation
May 26, 2010

The executive’s actual award will be calculated as follows:

Special Incentive Payment	=	Executive’s avg annual base salary over 39 month period	X	Executive’s Incentive Percentage	X	70% x EBIT payout factor	+	30% x Cash Flow payout factor

Actual payments at the end of the performance period can range from 0 to 150 percent of the target opportunity based on actual performance relative to the established performance measures. Actual performance between minimum (which results in zero payout), target (which results in 100% payout) and maximum (which results in 150% payout) is prorated to determine the payout factor. The potential award value of the Plan, which was awarded to the NEOs in 2009, is reported in the Grants of Plan-Based Awards Table.

Equity-Based Awards – The Corporation’s equity awards may be provided through various forms (SARs, ISOs, NQOs, performance contingent units, restricted stock and restricted stock units), all of which are tied to the price of Ball Common Stock. Annual equity awards associated with target total compensation are typically granted in January on the date of the quarterly meeting of the Board; however, equity awards may be granted during the year as part of an executive’s promotion or for retention purposes. In the case of newly hired executives, equity awards may be granted upon the executive joining the Corporation.

SARs, ISOs and NQOs are granted in order to reward executives for the creation of shareholder value, and will only provide value to executives if the price of Ball’s stock increases. Such awards generally vest at 25 percent per year for four years and expire in 10 years. The grant value of each SAR, ISO and/or NQO is based on the closing price of Ball stock on the date of grant. In 2006, Ball began granting to certain key executives stock-settled SARs based on the view that stock-settled SARs are an effective way to both manage equity dilution and promote share ownership. In 2007, the Board of Directors authorized for certain grants on or after such date, that for participants who retire early, defined as the first to occur of either attaining both age 55 and 15 years of service or age 60 and 10 years of service, upon the execution of an agreement not to compete with the Corporation, a participant’s unvested stock options and/or SARs will continue to vest under the regular vesting schedule and such participants will have five years from the retirement date or up to the original expiration date, whichever is sooner, to exercise vested stock options and/or SARs. During 2009, the Corporation granted both SARs and ISOs to certain executives, including NEOs.

The Corporation may grant restricted stock or restricted stock units pursuant to the Deposit Share Program (“DSP”), which was instituted in 2001. The DSP is intended to increase share ownership among certain executives who must make additional investments in the Corporation’s stock in order to participate. Under this program, an executive receives one share of restricted stock or one restricted stock unit for every share newly acquired by the participant (either outright or through the exercise and holding of stock options or settlement of SARs) during a preestablished purchase period, up to a preestablished maximum number of shares. As long as the executive continues to hold the newly acquired shares, the

Ball Corporation
May 26, 2010

restricted stock or units granted cliff vest four years from the date of grant; or if share ownership guidelines are met, 30 percent of the shares or units will vest at the end of the second year and third year and 40 percent will vest at the end of the fourth year. Restricted stock or units granted pursuant to the DSP are made on the 15th day of each month following the executive’s submission of adequate documentation to the Corporation detailing the procurement of the newly acquired shares. No DSP grants were made in 2009.

On January 28, 2009, the Board of Directors approved the award of performance contingent restricted stock units pursuant to the provisions of the 2005 Stock and Cash Incentive Plan. The award of performance contingent restricted stock units provides participants with the opportunity to receive common shares if the Corporation’s return on average invested capital during a three-year period is equal to or exceeds the Corporation’s estimated cost of capital as established at the beginning of the performance period. Units not vested at the end of the performance period are forfeited. The performance period for the 2009 grants is a 36-month period that extends from January 2009 to December 2011 and the estimated weighted average cost of capital and required return for the performance period was established at 6.8 percent. The number of performance contingent restricted stock units awarded in 2009 to the CEO, CFO and the other NEOs is reported in the Grants of Plan-Based Awards table.  Vesting of the units is solely based on meeting or exceeding the above described performance goal of 6.8 percent. If the goal is met, all of the participant’s awarded units vest. If the goal is not met, all of the participant’s awarded units are forfeited. The performance contingent restricted stock units are granted in order to encourage executives to assure long-term return on the Corporation’s invested capital in excess of its current estimated weighted average cost of capital.

Restricted stock or restricted stock units not related to the DSP may also be granted to executives by the Committee or the CEO. Pursuant to the provisions of the 2005 Stock and Cash Incentive Plan, the Committee delegated to the CEO the authority to grant up to a maximum of 6,000 restricted shares or restricted stock units to any one individual in a calendar year, except the CEO may not make such grants to officers of the Corporation. Any such grant is ratified by the Committee at the first Committee meeting following such grant. Grants made are generally effective at the closing stock price on the day of the grant or may be effective at the closing stock price on a specific day in the future as defined by the Committee or the CEO. As an example, the future grant of a restricted stock award may be approved pending the effective date of a promotion, employment or a specific date. These awards generally vest in either 20 or 25 percent increments on each anniversary of the grant date. These grants serve as a long-term incentive element, promote share ownership and may provide an executive retention incentive.

In 2009, approximately 82 percent of the target long-term incentive compensation delivered to the NEOs in the form of equity was comprised of SARs, ISOs and performance contingent restricted stock units.

We appreciate your comments and believe we have adequately addressed them in our response.

Sincerely,

/s/ Scott C. Morrison
Scott C. Morrison
Senior Vice President and Chief Financial Officer